Main Street Alcohol Entertainment Distillery Sustainability

Fuego Fino, Inc.

Woman-led, eco-friendly wine and spirits company

FGFINO.COM HALLANDALE BEACH FLORIDA





The business was passed down from my grandmother, who was a Mexican Moonshiner.

Jessica Contreras Founder/CEO @ Fuego Fino, Inc.

Why you may want to support us...

1. Project Based-Funding. Use: S.W. Operations Expansion. Goal: A 5-fold increase in revenue.
2. A VC Structured Preferred Round: Investors receive preferred shares convertible to 14% ownership.
3. Eco-friendly: a portion of funds will be used to start the production of biofuel & hand sanitizer from alcohol waste usually throw out.

Why People ❤ Us

I am proud to lead the investment in Fuego Fino, Inc. (FgFino). As an advisor to the project, I have seen the tremendous progress they have made, not just in our accelerator program, but personally. I look forward to taking part in their growth. I strongly believe that having a wine and spirits house as a part of our portfolio is a big asset.

Barbara Bickham Manager At WIF AX, LLC

LEAD INVESTOR INVESTING $25,000 THIS ROUND

The founder

MAJOR ACCOMPLISHMENTS



Jessica Contreras

Founder/CEO

I brought my grandmother's moonshine operations from a farm in Mexico to a U.S. federally-licensed alcohol importation and distribution company.

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In the news

Fuego Fino Graduates

Fuego Fino Graduates From WIF AX Accelerator With Valuable Lessons Fuego Fino, Inc. graduates from WIF AX Accelerator Program With Honors & Valuable Lessons I am proud to announce that our inaugural a

May 1, 2020 @ lumen5.com

Fuego Fino Graduates From WIF AX Accelerator With Valuable Lessons

Fuego Fino, Inc. graduates from WIF AX (Women's Innovation Fund Accelerator) Accelerator Program With Honors & Valuable Lessons "I am proud to announce that our inaugural accelerator alumna include my

April 21, 2020 @ medium.com

Fuego Fino Inc - Medium

Spirits & Wines, Quality Redefined.

April 19, 2020 @ medium.com

Downloads

One Page 2020.pdf

Full Deck 2020.pdf

Our Herstory

The Beginning

The journey began with my Grandmother, who was a Mexican Moonshiner.


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Where it all began: With My Nana (Grandmother)

Growing Up & Growing The Brand

Growing up, I travelled throughout Mexico gaining the necessary knowledge and experience to launch a successful wine & spirits house.


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Growing Up & Growing The Brand

Sales, Hitting The Pavement To Learn Firsthand

After licensing, I imported my first brand, and hit the pavement running, wanting to learn first hand how to meet the demands of two clients -- first the liquor stores (retailers) -- then the consumers.


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MARISCOS & SUSHI

Sales, Hitting The Pavement To Learn Firsthand

Accelerator Completion! Proud WIF AX First Class Graduate

I completed the course with honors, lessons, and relationships which will last a lifetime.



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The Accelerator: A Proud WIF AX Graduate

Now Launching Our First Crowd Funded Project

On May 1st, 2020 - we are launching our first crowdfunding campaign, offering investors the same opportunity as we are giving our Venture Capital partners.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We bottle and distribute the highest quality wine and spirits. We hope to increase our revenue by buying out our suppliers and distributors. We save money by having products bottled closer to where they are consumed. Glass is heavy, so bottling nearer to distribution centers saves costs. We create U.S. jobs by moving operations closer to U.S. consumers, because those that buy local enjoy the fact they their hard earned dollars are providing employment for those in their community.

Where will your company be in 5 years?

The Goal: The largest Planet-Friendly wine & spirits house who specializes in developing the next high-growth product segments. The Growth: Increased profit margins from the reduction of middlemen. Localized facilities in all U.S. states, with consistent job creation in U.S. Qualified Opportunity Zones.The Environment: All delivery vehicles reduced reliance on fossil fuels by using our biofuel. Recycled glass used in 100% of all products produced, with bottle-refund policies in all 50 states.

Why did you choose this idea?

The business was passed down from my grandmother, who was a Mexican Moonshiner.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Why now? A Recession Proof Product.
Alcohol sells in the good times and bad. Respecting the planet and adding jobs in the U.S. is progressive. Owning larger portions of our supply chain increases growth and revenue.

What changed? The rise of Progress Brands.
Consumers began to demand that companies act more responsibly, caring for their environment and communities.

Why was this not done before? The lazy middleman.
Alcohol was viewed as a product that sold itself. Its supply is controlled by licensing. Middlemen license holders grew fat and lazy, collecting profits like a toll fee. The environment was not a consideration, waste was flushed down the drain, and job creation in U.S. was an afterthought.

How far along are you? What's your biggest obstacle?

I have all licensing, both federal and state. I have succeeded in selling the first pallet, with product in 50 locations. Our business obstacle is access to capital.

Who competes with you? What do you understand that they don't?

Competitors?
Southern Wine and Spirits and importers such as Patron tequila, and Casamigos are our competitors.

Our advantage?
We own a larger portion of our supply chain, allowing us to capture twice as much revenue as they do. We learned how to leverage positions in cash on delivery markets, while they still wait to be paid. We are planet friendly, giving us an edge with environmentally aware consumers. We learned to create a scalable local branding model, to spread nationwide while remaining the brand next door.

How will you make money?

From increased sales. We will accomplish this growth by:

1. Expanding From Importer to Distributor: We are currently a licensed importer, and we plan to expand into both wholesale and distribution of wine and spirits. We plan to accomplish this through licensing and the possible acquisition of partners within our distribution chain.

2. Expansion of Product Offerings: In 2018-2019 we had only one product line, tequila. We plan on expanding into all categories of wine and spirits, including whiskey, mezcal, and bacanora.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

RISKS:
Risk factors include lack of access to capital. We also run the risk that younger generations may not consume as much alcohol as older members of the population. Further risks can be found in the risk factors outlined within our regulation CF filing.
FAILURE:
This is the largest factor of success -- learning from past mistakes -- and learning to become a forever student, rather than having all the right answers. If we fail, it is because have forgotten how to continue to learn.
SUCCESS FACTORS?
To succeed we have to continue to adapt, adjust and overcome any obstacle that stands in the was of success.

What are some important lessons you have learned that give you an edge?

That being best is more profitable than being the first. That quality speaks volumes, you must have a quality product or all other marketing gets you nowhere. That consumer taste cannot be ignored, and making a product for a hand full of expert drinkers is not the way to go. That liquid and glass have weight -- so locating products closer to the consumer is an edge. That cash on market are better than credit markets.

What are some of the things people do not know about the alcohol market?

1. That licensing is key. Many forget that alcohol is a controlled substance, so a Start-up in the wine and spirits industry which has licensing -- is not a Start-up. They have gone through stringent background checks to obtain licensing, and they have spent good money and time just to be able to offer product. 2. Cash is king! The U.S. has 7 states where sales have to be paid on the spot, the law forbids credit. These markets are key.

What are a few odd facts learned about your products or services?

The age is 25, not 21 -- most people know that you cannot sell alcohol to a minor, but did you also know that you are not supposed to use young people in alcohol ads? The age limit for models and those featured in advertisements for alcohol is not 21, it is 25.

What type of products have you sold? And what lessons did you learn in that experience?

Tequila. I learned that alcohol has two customers: 1. the bar/restaurant/liquor store, etc; and, 2. The ultimate drinker or consumer. You cannot sell to the second one -- the drinker -- if the first (bar, etc) is not a buyer. In this industry, your first customer is a business, and businesses want sales and profits, they want a partner.

What are some funny things you learned about your industry and business?

Let's see: 1. Most of the taste award metals you see displayed on labels are paid for, not earned. Every person who pays a fee gets an award, the higher the fee paid, the better the award. This is why I do not enter. 2. Organic is better the bought. Having a social media person use your product because they like it, has much more value than paying for fake affection. 3. A good brand has no face. Attaching your brand to a personality is not always a good thing. People make mistakes, and bad choices, so if you attach your brand to a personality -- be ready for that reality. 4. Most alcohol made in Mexico is gluten-free, why? Because it is made from agave syrup. So in some ways, it may be good for you. 5. Alcohol is a form of ethanol, if you make it strong enough -- you can help power a car.